SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                                  CERTIFICATE
Cinergy Corp., et al.                             OF
File No.  70-9319                                 NOTIFICATION

(Public Utility Holding Company Act of 1935)

     Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and Cinergy Investments, Inc. ("Cinergy Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the Order):

1.   Financial statement information for the 12 months ended December
31, 1999 for Cinergy Investments, Cinergy Global Resources, Inc. ("CGR"), a Delaware corporation and direct, wholly-owned subsidiary of Cinergy, and Cinergy Global Power, Inc. ("CGPI"), a Delaware corporation and direct, wholly-owned subsidiary of CGR will be provided as part of Cinergy's Annual Report on Form U-5S.

2. The following lists amounts expended by Cinergy Investments, CGR and CGPI on investments during the calendar quarter ended December 31, 1999 ("Fourth Quarter 1999") in their direct subsidiaries that are not energy-related companies as defined in rule 58 ("rule 58 companies"), exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"). (Information with respect to Cinergy's investments in rule 58 companies and EWGs/FUCOs is provided in Cinergy's quarterly reports on Form U-9C-3 and quarterly certificates filed in File No. 70-9011, respectively).

     a) Cinergy Investments made $15 million in investments in such subsidiaries during the Fourth Quarter 1999.

     b) CGR made no investments in such subsidiaries during the Fourth Quarter 1999.

     c) CGPI made no investments in such subsidiaries during the Fourth Quarter 1999.

3. The following provides information concerning the nature and extent of services provided by Intermediate Parents during the Fourth Quarter 1999, identifying the customer company, the service and the charge, and the transfer pricing therefor (i.e., whether the charge was computed at cost, market or pursuant to another method).

     a) Cinergy Global Resources, a.s., a wholly-owned subsidiary of CGR and CGPI organized under the laws of the Czech Republic, provided the following services to certain associate project companies located in the Czech Republic, each of which is a FUCO (identified below):

          i. Intermediation with financial institutions to obtain financing by project companies;

          ii.  Currency and interest rate risk management;

          iii. Consulting services in the area of financial and operational management of project companies; and

          iv.  Re-engineering studies and implementation.

The fees charged for these services are a flat monthly fee which was established by the historical and anticipated hours of work which have been or will be provided by Cinergy Global Resources, a.s. personnel to project companies including the estimated related business expenses incurred in providing these services.

The project companies served and the fees charged for the Fourth Quarter 1999 are as follows:

          Moravske Teplarny a.s.        $8,100
          Plzenska Energetika s.r.o.    $9,000
          Cinergetika U/L, a.s.         $5,400
          Energetika Chropyne, a.s.     $1,500

     b) Cinergy Global Power Services Limited ("CGPS"), a wholly-owned subsidiary of CGR and CGPI organized under the laws of the United Kingdom, provided the following services to the associate project company identified below, a Zambian FUCO:

          i. Consulting services in the area of management of project companies and ongoing business development; and

          ii.  Re-engineering and restructuring services.

The fee charged for these services is a flat quarterly fee which was established according to a management agreement between CGPS and its partners in the project.

The project company served and the fee charged for the Fourth Quarter are as follows:

          Copperbelt Energy Corporation PLC  $125,000

4. The following provides information concerning the formation and capitalization of any new Intermediate Parents and/or Nonutility Companies during the fourth Quarter 1999.

During the Fourth Quarter 1999, the following Intermediate Parents and/or Nonutility Companies were formed or acquired (entities formed or acquired in connection with the acquisition of Rose Technology are omitted; for information with respect to such entities, see the certificate for the Fourth Quarter 1999 filed in File No. 70-8933) Anglian Straw Limited, Cinergy Global Foote Creek II, Inc., Cinergy Global Power Africa (Pty) Limited, Cinergy Telecommunications Networks Holdings, Inc., Desarrollos Eolico El Aguila, S.A., Escambeo, S.L., Ely Power Limited, Foote Creek II, LLC, Sinergia Aragonesa, S.L., St. Paul Cogeneration LLC, Trigen-Cinergy Solutions of Danville LLC, Trigen-Cinergy Solutions of Lansing LLC, Trigen-Cinergy Solutions of Owings Mills LLC, Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC, Trigen-Cinergy Solutions of Rochester LLC, Trigen-Cinergy Solutions of Silver Grove LLC and Ventoabrego, S.L.
Each of these entities is an indirect subsidiary of Cinergy Investments or CGR and was acquired or established either as an energy-related company under rule 58, an exempt telecommunications company, or an EWG or FUCO or project parent thereof. Any EWG/FUCO project parent or exempt telecommunications company in such enumeration was nominally capitalized. Capitalization information with respect to the balance of the enumerated companies is set forth in Cinergy's reports on Form U-9C-3 or U-57's or other filings with the Commission respecting EWGs and FUCOs.

5. The following provides information concerning any loans made by Cinergy, Intermediate Parents or Nonutility Companies to associate Intermediate Parents or Nonutility Companies during the Fourth Quarter 1999 that are not exempt under rule 52(b) and the issuance of any securities that are not exempt under rule 52(b) by Intermediate Parents or Nonutility Companies during the Fourth Quarter 1999.
No such loans were made or securities issued.

6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the Fourth Quarter 1999, including the identity of the companies involved and their lines of business and corporate structure both before and after the consolidation or reorganization.

No such consolidations or reorganizations occurred in the Fourth Quarter
1999.

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                            S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       March 1, 2000

                                       CINERGY SERVICES, INC.


                                       By:  /s/ Andrew M. Turk
                                       Vice President and Treasurer